Exhibit 1
                                                                       ---------

                                  ANNOUNCEMENT

                              WPP Group plc ("WPP")

On 24 April 2006 WPP was notified by Legal & General Investment Management Limited, pursuant to Section 198 of the Companies Act 1985 that it had increased its interest to 51,683,257 WPP ordinary shares, representing 4.14% of WPP's issued ordinary share capital.


END

25 April 2006